Exhibit 3.1

ARTICLES OF AMENDMENT
OF THE
RESTATED CHARTER
OF
FIRST HORIZON CORPORATION

Under Sections 48-16-102 and 48-20-106 of the Tennessee Business Corporation Act

The undersigned, being a duly authorized officer of First Horizon Corporation (the “Corporation”), acting pursuant to Sections 48-16-102 and 48-20-106 of the Tennessee Business Corporation Act, hereby certifies as follows:

1. The name of the Corporation is FIRST HORIZON CORPORATION.

2. The Restated Charter is hereby amended by the addition of a new section to Article 10 stating the number, designation, relative rights, preferences and limitations of a new series of preferred stock as fixed by the Board of Directors, which section shall read in its entirety as follows:

(g) Non-Cumulative Perpetual Preferred Stock, Series G

(1) Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a series of Preferred Stock designated as the “Perpetual Convertible Preferred Stock, Series G” (hereinafter called “Series G Preferred Stock”) initially consisting of 4,935.6945 shares. Shares of outstanding Series G Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall, after such redemption, purchase or acquisition, be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series until such shares are once more designated as part of a particular series by the Board of Directors. Shares of Series G Preferred Stock that are converted in accordance with the terms hereof, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

(2) Standard Provisions. The Standard Provisions contained in Annex G attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Article 10(g) to the same extent as if such provisions had been set forth in full herein.

(3) Definitions. The following terms are used in this Article 10(g) (including the Standard Provisions in Annex G hereto) as defined below:

“Board of Directors” means the Board of Directors of the Corporation or any duly authorized committee thereof.

“Common Stock” means the common stock, par value $0.625 per share, of the Corporation.

2

“Junior Stock” means (A) the Common Stock and (B) any other class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Series G Preferred Stock as to distributions upon the liquidation, dissolution or winding-up of the Corporation.

“Preferred Stock” means any and all series of preferred stock, having no par value, of the Corporation, including the Series B, the Series C, the Series D, the Series E, the Series F and the Series G Preferred Stock.

“Series B Preferred Stock” means the 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, of the Corporation.

“Series C Preferred Stock” means the 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, of the Corporation.

“Series D Preferred Stock” means the 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, of the Corporation.

“Series E Preferred Stock” means the Non-Cumulative Perpetual Preferred Stock, Series E, of the Corporation.

“Series F Preferred Stock” means the Non-Cumulative Perpetual Preferred Stock, Series F, of the Corporation.

“Series G Liquidation Amount” means $100,000 per share of Series G Preferred Stock.

(4) Certain Voting Matters. Holders of shares of Series G Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Series G Preferred Stock are entitled to vote, including any action by written consent.

3. The foregoing amendment to the Restated Charter was authorized by the Board of Directors (by duly authorized resolution on February 27, 2022) and by the Board’s duly authorized senior executive officer on February 27, 2022, without shareholder approval, as such was not required.

4. The foregoing amendment will be effective upon filing of the Articles of Amendment with the Secretary of State of the State of Tennessee.

[Remainder of Page Intentionally Left Blank]

3
DATED:	February 27, 2022

FIRST HORIZON CORPORATION

		By:	/s/ Clyde A. Billings, Jr.
Clyde A. Billings, Jr., Corporate Secretary

4

ANNEX G

STANDARD PROVISIONS SERIES G

Section 1. General Matters. Each share of Series G Preferred Stock shall be identical in all respects to every other share of Series G Preferred Stock. The Series G Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Articles of Amendment.

Section 2. Definitions. As used herein with respect to the Series G Preferred Stock:

“Appropriate Federal Banking Agency” means the “appropriate federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. § 1813(q)), or any successor provision.

“Articles of Amendment” means the Articles of Amendment relating to the Series G Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

“Business Day” means each weekday that is not a legal holiday in New York, New York and is not a day on which banking institutions in New York, New York are authorized or obligated by law, regulation or executive order to close.

“Bylaws” means the Bylaws of the Corporation, as may be amended from time to time.

“Conversion Event” means (a) following the termination of the Merger Agreement in accordance with its terms, the expiration or early termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (and receipt of any other governmental approvals) to the extent required with respect to any conversion of the Series G Preferred Stock into Common Stock (“Applicable Conversion Approvals”) or (b) the closing of the transactions contemplated by the Merger Agreement.

“Conversion Rate” means for each share of Series G Preferred Stock, 5,574.136 shares of Common Stock; provided that the Conversion Rate shall be 4,000 shares of Common Stock for each share of Series G Preferred Stock in the event the Merger Agreement is terminated (1) pursuant to Section 8.1(b) of the Merger Agreement in the event of failure to receive a Requisite Regulatory Approval (as defined in the Merger Agreement) or any final nonappealable order, injunction, decree or other legal restraint that relates to a Requisite Regulatory Approval; (2) pursuant to Section 8.1(c) of the Merger Agreement at a time when the closing conditions in Section 7.1(c) and/or Section 7.1(d) of the Merger Agreement (to the extent any such order, injunction, decree, law, statute, rule or regulation relates to a Requisite Regulatory Approval) have not been satisfied; provided, that a breach of the Merger Agreement by the Corporation has not led to either of such conditions not being satisfied; or (3) by the Corporation pursuant to Section 8.1(d) of the Merger Agreement for any breach or failure by Parent (as defined in

5

the Merger Agreement), which resulted in, or contributed in a material respect to, the failure to receive a Requisite Regulatory Approval.

“Liquidation Preference” means, with respect to any class or series of capital stock of the Corporation, the amount otherwise payable upon such class or series of capital stock in connection with any distribution upon the liquidation, dissolution or winding-up of the Corporation (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends (and in the case of any holder of capital stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of February 27, 2022 (as may be amended, supplemented or modified from time to time), by and among the Corporation, The Toronto-Dominion Bank, TD Bank US Holding Company and Falcon Holdings Acquisition Co.

“Original Issue Date” means the first date on which any share of Series G Preferred Stock is issued and outstanding.

“Parity Stock” means any other class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Series G Preferred Stock as to distributions upon the liquidation, dissolution or winding-up of the Corporation. Each of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock is a Parity Stock. “Redemption Date” has the meaning set forth in Section 5(b).

“Redemption Depository” has the meaning set forth in Section 5(e).

“Redemption Price” means an amount equal to the Series G Liquidation Amount plus the per share amount of any declared but unpaid dividends on the Series G Preferred Stock prior to the Redemption Date (but with no amount in respect of any dividends that have not been declared prior to the Redemption Date).

“Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, clarification of, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series G Preferred Stock, (ii) any proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of Series G Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series G Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full Series G Liquidation Amount of Series G Preferred Stock then outstanding as “tier I capital” (or its equivalent) for purposes of the capital adequacy

6

guidelines of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy guidelines or regulations of any successor Appropriate Federal Banking Agency) as then in effect and applicable.

“Restated Charter” means the Restated Charter of the Corporation, as may be amended from time to time.

“Standard Provisions” means these Standard Provisions that form a part of the Articles of Amendment.

“Voting Parity Stock” means, with regard to any matter as to which the holders of Series G Preferred Stock are entitled to vote as specified in Section 6, any and all series of Parity Stock having voting rights equivalent to those described in Section 6(c). Each of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock is a Voting Parity Stock.

Section 3. Dividends. Holders of Series G Preferred Stock shall not be entitled to receive any dividends in respect of such shares; provided that in the event that the Merger Agreement is terminated in accordance with its terms but a Conversion Event has not yet occurred, if the Board of Directors or any duly authorized committee thereof authorizes and declares a dividend on the Corporation’s Common Stock (a “Common Dividend”), the Board of Directors or such committee shall declare and authorize an equivalent dividend on any Series G Preferred Stock then outstanding (a “Participating Dividend”) such that (1) the record date and the payment date for such Participating Dividend occur on the same respective date as the record date and payment date for such Common Dividend and (2) the kind and amount of consideration payable per share of Series G Preferred Stock in such Participating Dividend is the same kind and amount of consideration that would be payable in the Common Dividend in respect of the number of shares of Common Stock that would be issuable upon conversion of a share of Series G Preferred Stock (without regard to any limitations on convertibility) immediately prior to the record date for such Common Dividend. In the event that a Conversion Event occurs after the Common Dividend and Participating Dividend have been declared and authorized, the shares of Common Stock into which such Series G Preferred Stock have been converted shall be entitled to receive the Participating Dividend on the same payment date that the Series G Preferred Stock would have received such Participating Dividend if the Conversion Event had not occurred.

Section 4. Liquidation.

(a) Voluntary or Involuntary Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, holders of Series G Preferred Stock shall be entitled to receive out of assets of the Corporation or proceeds thereof available for distribution to stockholders of the Corporation, after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any securities ranking senior to the Series G Preferred Stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, before any distribution of assets is made to holders of any Junior Stock, a liquidating distribution in an amount equal to (i) the Series G Liquidation Amount plus (ii) the per share amount of any declared and unpaid dividends on the Series G Preferred Stock prior to the date of payment of such liquidating distribution (but without any

7

amount in respect of dividends that have not been declared prior to such payment date). After payment of the full amount of such liquidating distribution, the holders of Series G Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

(b) Partial Payment. In any distribution described in Section 4(a), if the assets of the Corporation or proceeds thereof are not sufficient to pay in full the Liquidation Preference to all holders of Series G Preferred Stock and all Parity Stock, the amounts paid to the holders of Series G Preferred Stock and to the holders of all Parity Stock shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the Series G Preferred Stock and all other series of Parity Stock.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series G Preferred Stock and the Liquidation Preference has been paid in full on all Parity Stock, the holders of any Junior Stock shall be entitled to receive all remaining assets of the Corporation or proceeds thereof according to their respective rights and preferences.

(d) Merger, Consolidation or Other Business Combination. For purposes of this Section 4, the merger, consolidation or other business combination of the Corporation with or into any other entity, or by another entity with or into the Corporation, including a merger, consolidation or other business combination in which the holders of Series G Preferred Stock receive cash, securities or property for their shares, or the sale, lease, exchange or transfer of all or substantially all of the property or assets of the Corporation (for cash, securities or other property), shall not constitute a liquidation, dissolution or winding-up of the Corporation.

Section 5. Redemption.

(a) Mandatory Redemption; Sinking Fund. The Series G Preferred Stock is perpetual and has no maturity date. The Series G Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The holders of the Series G Preferred Stock shall not have the right to require the redemption or repurchase of the Series G Preferred Stock.

(b) Optional Redemption. The Corporation may, at its option through a resolution duly adopted by the Board of Directors, redeem the Series G Preferred Stock at a price per share equal to the Redemption Price (1) in whole or in part, from time to time, on or after February 28, 2027 or (2) in whole, but not in part, at any time within 90 days following the occurrence of a Regulatory Capital Treatment Event. The Redemption Price shall be payable to the holders of any shares of Series G Preferred Stock redeemed on the date fixed for such redemption (the “Redemption Date”) against the surrender of the certificate(s) evidencing such shares to the Corporation or its agent, if the shares of Series G Preferred Stock are issued in certificated form.

(c) Notice of Redemption. If any shares of Series G Preferred Stock are to be redeemed, a notice of redemption shall be given by first class mail to the holders of record of Series G Preferred Stock to be redeemed at their respective last addresses appearing on the books of the Corporation. Such notice shall be mailed at least 30 days and no more than 60 days before the applicable Redemption Date for such shares. Each such notice of redemption shall include a statement setting forth: (1) the Redemption Date for such shares of Series G Preferred Stock; (2)

8

the number of shares of Series G Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the Redemption Price; and (4) the place or places where the certificates evidencing shares of Series G Preferred Stock are to be surrendered for payment of the Redemption Price. Any notice of redemption mailed or otherwise delivered as provided in this Section 5(c) shall be conclusively presumed to have been duly given, whether or not any holder of Series G Preferred Stock receives such notice. Failure to duly give notice by mail or otherwise pursuant to this Section 5(c), or any defect in such notice or in the mailing or provision of such notice, to any holder of shares of Series G Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series G Preferred Stock.

(d) Partial Redemption. In case of any redemption of only part of the shares of Series G Preferred Stock at the time outstanding, the shares of Series G Preferred Stock to be redeemed shall be selected either pro rata, by lot or in such other manner as the Corporation, through a resolution duly adopted by the Board of Directors, may determine to be fair and equitable.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the Redemption Date specified in such notice. all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust for the pro rata benefit of the holders of the shares of Series G Preferred Stock called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Corporation (the “Redemption Depository”) in trust for the pro rata benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date all shares of Series G Preferred Stock called for redemption shall cease to be outstanding, all dividends with respect to such shares of Series G Preferred Stock shall cease to accrue after such Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the Redemption Depository at any time after the applicable Redemption Date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Redemption Depository any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of two years from the applicable Redemption Date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares of Series G Preferred Stock called for redemption shall thereafter, as unsecured general creditors of the Corporation, look only to the Corporation for the payment of an amount equivalent to the amount deposited as stated above for the redemption of such shares, but shall in no event be entitled to any interest.

(f) Limitations Under Applicable Law. If then required under the capital adequacy guidelines or regulations of the Board of Governors of the Federal Reserve System (or, if and as applicable, the capital adequacy guidelines or regulations of any successor Appropriate Federal Banking Agency), any redemption of all or part of the Series G Preferred Stock is subject to the receipt by the Corporation of any required prior approval by the Board of Governors of the Federal Reserve System (or such successor Appropriate Federal Banking Agency).

9

Section 6. Voting Rights.

(a) General. Except as provided below or as expressly required by law, the holders of shares of Series G Preferred Stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock of the Corporation, and shall not be entitled to call a meeting of the holders of any series or class of capital stock of the Corporation for any purpose, nor shall they be entitled to participate in any meeting of the holders of the Common Stock. Each holder of Series G Preferred Stock shall have one vote per share on any matter on which holders of Series G Preferred Stock are entitled to vote, including when acting by written consent.

(b) Supermajority Voting Rights. So long as any shares of Series G Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Restated Charter, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series G Preferred Stock at the time outstanding and entitled to vote thereon, voting separately as a single class, shall be required to:

(i) authorize or increase the authorized amount of, or issue any additional shares of, Series G Preferred Stock or any class or series of capital stock of the Corporation ranking senior to the Series G Preferred Stock with respect to payment of dividends or as to distributions upon the liquidation, dissolution or winding-up of the Corporation, or issue any obligation or security convertible into or evidencing the right to purchase, any such class or series of capital stock of the Corporation;

(ii) amend the provisions of the Restated Charter or Bylaws so as to significantly and adversely affect the special powers, preferences, privileges or rights of the Series G Preferred Stock, taken as a whole; or

(iii) consummate a binding share-exchange or reclassification involving the Series G Preferred Stock, or a merger or consolidation of the Corporation with or into another entity, unless the shares of Series G Preferred Stock (A) remain outstanding, (B) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have terms that are not materially less favorable than those of the Series G Preferred Stock or (C) in connection with the closing of the transactions contemplated by the Merger Agreement, are converted into shares of common stock of the surviving entity or any entity controlling such surviving entity;

provided, however, that, for all purposes of this Section 6(b), the authorization, creation and issuance, or an increase in the authorized or issued amount of, Junior Stock or any series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for Junior Stock or any series of Preferred Stock, that by its terms expressly provides that it ranks pari passu with the Series G Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon the liquidation, dissolution or winding-up of the Corporation shall not be deemed to significantly and adversely affect the powers, preferences, privileges or rights of Series G Preferred Stock, and shall not

10

require the affirmative vote or consent of, the holders of any outstanding shares of Series G Preferred Stock.

(c) Changes after Provision for Redemption. The voting rights provided in this Section 6 shall not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding shares of Series G Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside in accordance with Section 5(e).

(d) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series G Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Restated Charter, the Bylaws, applicable law and any national securities exchange or other trading facility on which the Series G Preferred Stock is listed or traded at the time. Whether the vote or consent of the holders of a majority or other portion of the shares of Series G Preferred Stock and any Voting Parity Stock has been cast or given on any matter on which the holders of shares of Series G Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the respective liquidation preference amounts of the shares of Series G Preferred Stock and Voting Parity Stock voted or covered by the consent.

Section 7. Conversion.

(a) Upon the occurrence of a Conversion Event, all of the shares of Series G Preferred Stock shall be automatically converted into shares of Common Stock at the applicable Conversion Rate (provided that in no event will the shares of Series G Preferred Stock be convertible into shares of Common Stock, whether pursuant to the foregoing provision of this paragraph (a) and/or paragraph (b) below, representing in the aggregate more than 4.9% of the total issued and outstanding Common Stock (taking into account the shares of Common Stock resulting from such conversion)); provided further that if the Conversion Event is the closing of the transactions contemplated by the Merger Agreement, all of the shares of Series G Preferred Stock shall be treated as provided in the Merger Agreement.

(b) Following termination of the Merger Agreement, if the initial holder (or any direct or indirect subsidiary thereof) of the shares of Series G Preferred Stock transfers any such shares to an unaffiliated third party, all of such shares of Series G Preferred Stock shall be automatically converted upon the consummation of such transfer into shares of Common Stock at the applicable Conversion Rate; provided that if such unaffiliated third party requires any Applicable Conversion Approvals, the conversion shall automatically occur upon receipt of any such Applicable Conversion Approvals or any transfer to another unaffiliated third party (subject to any Applicable Conversion Approvals required by any subsequent transferee).

(c) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of shares of Series G Preferred Stock as provided in the Articles of Amendment, free from any preemptive or other

11

similar rights, the maximum number of shares of Common Stock as may be issuable upon a Conversion Event.

(d) All shares of Common Stock delivered upon conversion of the Series G Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by any holders).

(e) Prior to a Conversion Event, if the Corporation shall (1) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (2) issue shares of Common Stock or other securities or property of the Corporation (or options, warrants or rights to purchase Common Stock or other securities or property of the Corporation) as a dividend or distribution to all holders thereof, (3) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (4) issue or exchange, by merger, reclassification or otherwise, its shares of Common Stock for other securities of the Corporation (or any successor or parent company thereto) (for the avoidance of doubt, excluding the closing of the transactions contemplated by the Merger Agreement in which the shares of Series G Preferred Stock shall be treated as set forth in Section 7(a)), then the Conversion Rate and other terms of the Series G Preferred Stock in effect immediately prior thereto shall be adjusted so that a holder of any shares of Series G Preferred Stock shall be entitled to receive (upon the Conversion Event) a number and kind of shares of Common Stock or other securities or property that such holder of Series G Preferred Stock would have owned or been entitled to receive after the happening of any of the events described above had such shares of Series G Preferred Stock been converted immediately prior to the happening of such event or any record date with respect thereto. An adjustment so made shall become effective on the date of the dividend payment, subdivision, combination or issuance retroactive to the record date with respect thereto, if any, for such event. Such adjustments shall be made successively.

Section 8. Preemptive Rights. The holders of shares of Series G Preferred Stock shall have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

Section 9. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series G Preferred Stock may deem and treat the record holder of any share of Series G Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 10. Notices. All notices or communications in respect of the Series G Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail or if giving in such other manner as may be permitted herein, in the Restated Charter or Bylaws or by applicable law. Delivery of a notice or communication to the Company will be effective upon receipt. Delivery of a notice or communication to holders of shares of Series G Preferred Stock will be effective upon, in the case of personal delivery, receipt or, in the case of mailing, deposit in the mail, postage prepaid.

12

Section 11. Stock Certificates. The Corporation may at its option issue shares of Series G Preferred Stock without certificates.

Section 12. Other Rights. The Series G Preferred Stock shall not have any powers, preferences, privileges or rights other than as set forth herein or in the Restated Charter or as provided by applicable law.